UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Terran Orbital Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Titles of Class of Securities)

88105P103

(CUSIP Number)

April 20, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88105P103		Schedule 13G
1		NAME OF REPORTING PERSON Beach Point Capital Management LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 13,126,052 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 13,126,052 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,126,052 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.0% (2)
12		TYPE OF REPORTING PERSON IA, PN

(1) The reported securities are owned by Beach Point SCF XI LP (“SCF XI”), Beach Point SCF IV LLC (“SCF IV”), Beach Point SCF Multi-Port LP (“SCF Multi”), BPC Opportunities Fund III LP (“Opportunities”), Beach Point Select Fund LP (“Select”), Beach Point Securitized Credit Fund LP (“Securitized”) and Beach Point TX SCF LP ("TX" and collectively with SCF XI, SCF IV, SCF Multi, Opportunities, Select and Securitized, the “Funds”). The Funds may be deemed a “group” for purposes of Section 13(d) of the Exchange Act but each disclaims membership in a group. Beach Point Capital Management LP (“BPCM”) is the investment manager of each of the Funds and Beach Point GP LLC (“Beach Point GP”) is the general partner of BPCM. BPCM is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, furnishes investment advice to certain clients (the "Clients"). In its role as investment adviser, BPCM possesses voting and investment power over the shares of Common Stock of the Issuer described in this schedule that are owned by the Clients, and may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer held by the Clients. However, all securities reported in this schedule are owned by the Clients. BPCM disclaims beneficial ownership of such securities. Beach Point GP is the sole general partner of BPCM. As a result, Beach Point GP may be deemed to share beneficial ownership of the shares of Common Stock of the Issuer held by the Clients. Beach Point GP disclaims beneficial ownership of such securities. Beach Point Advisors LLC (“Fund GP”) is the General Partner or Managing Member of each of the above listed Funds and Scott Klein and Carl Goldsmith are the members of the Fund GP and may be deemed to beneficially own the securities held by the Funds. Notwithstanding the foregoing, the Fund GP, Mr. Klein and Mr. Goldsmith each disclaims beneficial ownership of the securities held by the Funds except to the extent of its or his respective pecuniary interest therein.

(2) All percentages in this Schedule 13G/A are based on 144,273,178 shares of common stock outstanding as of March 15, 2023, based on the Form 10-K filed by the Issuer for the year ended December 31, 2022.

CUSIP No. 88105P103		Schedule 13G
1		NAME OF REPORTING PERSON Beach Point GP LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 13,126,052 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 13,126,052 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,126,052 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.0% (2)
12		TYPE OF REPORTING PERSON PN, HC

(1) The reported securities are owned by Beach Point SCF XI LP (“SCF XI”), Beach Point SCF IV LLC (“SCF IV”), Beach Point SCF Multi-Port LP (“SCF Multi”), BPC Opportunities Fund III LP (“Opportunities”), Beach Point Select Fund LP (“Select”), Beach Point Securitized Credit Fund LP (“Securitized”) and Beach Point TX SCF LP ("TX" and collectively with SCF XI, SCF IV, SCF Multi, Opportunities, Select and Securitized, the “Funds”). The Funds may be deemed a “group” for purposes of Section 13(d) of the Exchange Act but each disclaims membership in a group. Beach Point Capital Management LP (“BPCM”) is the investment manager of each of the Funds and Beach Point GP LLC (“Beach Point GP”) is the general partner of BPCM. BPCM is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, furnishes investment advice to certain clients (the "Clients"). In its role as investment adviser, BPCM possesses voting and investment power over the shares of Common Stock of the Issuer described in this schedule that are owned by the Clients, and may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer held by the Clients. However, all securities reported in this schedule are owned by the Clients. BPCM disclaims beneficial ownership of such securities. Beach Point GP is the sole general partner of BPCM. As a result, Beach Point GP may be deemed to share beneficial ownership of the shares of Common Stock of the Issuer held by the Clients. Beach Point GP disclaims beneficial ownership of such securities. Beach Point Advisors LLC (“Fund GP”) is the General Partner or Managing Member of each of the above listed Funds and Scott Klein and Carl Goldsmith are the members of the Fund GP and may be deemed to beneficially own the securities held by the Funds. Notwithstanding the foregoing, the Fund GP, Mr. Klein and Mr. Goldsmith each disclaims beneficial ownership of the securities held by the Funds except to the extent of its or his respective pecuniary interest therein.

(2) All percentages in this Schedule 13G/A are based on 144,273,178 shares of common stock outstanding as of March 15, 2023, based on the Form 10-K filed by the Issuer for the year ended December 31, 2022.

CUSIP No. 88105P103		Schedule 13G
1		NAME OF REPORTING PERSON Beach Point Advisors LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 13,126,052 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 13,126,052 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,126,052 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.0% (2)
12		TYPE OF REPORTING PERSON OO

(1) The reported securities are owned by Beach Point SCF XI LP (“SCF XI”), Beach Point SCF IV LLC (“SCF IV”), Beach Point SCF Multi-Port LP (“SCF Multi”), BPC Opportunities Fund III LP (“Opportunities”), Beach Point Select Fund LP (“Select”), Beach Point Securitized Credit Fund LP (“Securitized”) and Beach Point TX SCF LP ("TX" and collectively with SCF XI, SCF IV, SCF Multi, Opportunities, Select and Securitized, the “Funds”). The Funds may be deemed a “group” for purposes of Section 13(d) of the Exchange Act but each disclaims membership in a group. Beach Point Capital Management LP (“BPCM”) is the investment manager of each of the Funds and Beach Point GP LLC (“Beach Point GP”) is the general partner of BPCM. BPCM is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, furnishes investment advice to certain clients (the "Clients"). In its role as investment adviser, BPCM possesses voting and investment power over the shares of Common Stock of the Issuer described in this schedule that are owned by the Clients, and may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer held by the Clients. However, all securities reported in this schedule are owned by the Clients. BPCM disclaims beneficial ownership of such securities. Beach Point GP is the sole general partner of BPCM. As a result, Beach Point GP may be deemed to share beneficial ownership of the shares of Common Stock of the Issuer held by the Clients. Beach Point GP disclaims beneficial ownership of such securities. Beach Point Advisors LLC (“Fund GP”) is the General Partner or Managing Member of each of the above listed Funds and Scott Klein and Carl Goldsmith are the members of the Fund GP and may be deemed to beneficially own the securities held by the Funds. Notwithstanding the foregoing, the Fund GP, Mr. Klein and Mr. Goldsmith each disclaims beneficial ownership of the securities held by the Funds except to the extent of its or his respective pecuniary interest therein.

(2) All percentages in this Schedule 13G/A are based on 144,273,178 shares of common stock outstanding as of March 15, 2023, based on the Form 10-K filed by the Issuer for the year ended December 31, 2022.

CUSIP No. 88105P103		Schedule 13G
1		NAME OF REPORTING PERSON Scott Klein
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 13,126,052 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 13,126,052 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,126,052 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.0% (2)
12		TYPE OF REPORTING PERSON IN

(1) The reported securities are owned by Beach Point SCF XI LP (“SCF XI”), Beach Point SCF IV LLC (“SCF IV”), Beach Point SCF Multi-Port LP (“SCF Multi”), BPC Opportunities Fund III LP (“Opportunities”), Beach Point Select Fund LP (“Select”), Beach Point Securitized Credit Fund LP (“Securitized”) and Beach Point TX SCF LP ("TX" and collectively with SCF XI, SCF IV, SCF Multi, Opportunities, Select and Securitized, the “Funds”). The Funds may be deemed a “group” for purposes of Section 13(d) of the Exchange Act but each disclaims membership in a group. Beach Point Capital Management LP (“BPCM”) is the investment manager of each of the Funds and Beach Point GP LLC (“Beach Point GP”) is the general partner of BPCM. BPCM is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, furnishes investment advice to certain clients (the "Clients"). In its role as investment adviser, BPCM possesses voting and investment power over the shares of Common Stock of the Issuer described in this schedule that are owned by the Clients, and may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer held by the Clients. However, all securities reported in this schedule are owned by the Clients. BPCM disclaims beneficial ownership of such securities. Beach Point GP is the sole general partner of BPCM. As a result, Beach Point GP may be deemed to share beneficial ownership of the shares of Common Stock of the Issuer held by the Clients. Beach Point GP disclaims beneficial ownership of such securities. Beach Point Advisors LLC (“Fund GP”) is the General Partner or Managing Member of each of the above listed Funds and Scott Klein and Carl Goldsmith are the members of the Fund GP and may be deemed to beneficially own the securities held by the Funds. Notwithstanding the foregoing, the Fund GP, Mr. Klein and Mr. Goldsmith each disclaims beneficial ownership of the securities held by the Funds except to the extent of its or his respective pecuniary interest therein.

(2) All percentages in this Schedule 13G/A are based on 144,273,178 shares of common stock outstanding as of March 15, 2023, based on the Form 10-K filed by the Issuer for the year ended December 31, 2022.

CUSIP No. 88105P103		Schedule 13G
1		NAME OF REPORTING PERSON Carl Goldsmith
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 13,126,052 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 13,126,052 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,126,052 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.0% (2)
12		TYPE OF REPORTING PERSON IN

(1) The reported securities are owned by Beach Point SCF XI LP (“SCF XI”), Beach Point SCF IV LLC (“SCF IV”), Beach Point SCF Multi-Port LP (“SCF Multi”), BPC Opportunities Fund III LP (“Opportunities”), Beach Point Select Fund LP (“Select”), Beach Point Securitized Credit Fund LP (“Securitized”) and Beach Point TX SCF LP (“TX” and collectively with SCF XI, SCF IV, SCF Multi, Opportunities, Select and Securitized, the “Funds”). The Funds may be deemed a “group” for purposes of Section 13(d) of the Exchange Act but each disclaims membership in a group. Beach Point Capital Management LP (“BPCM”) is the investment manager of each of the Funds and Beach Point GP LLC (“Beach Point GP”) is the general partner of BPCM. BPCM is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, furnishes investment advice to certain clients (the "Clients"). In its role as investment adviser, BPCM possesses voting and investment power over the shares of Common Stock of the Issuer described in this schedule that are owned by the Clients, and may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer held by the Clients. However, all securities reported in this schedule are owned by the Clients. BPCM disclaims beneficial ownership of such securities. Beach Point GP is the sole general partner of BPCM. As a result, Beach Point GP may be deemed to share beneficial ownership of the shares of Common Stock of the Issuer held by the Clients. Beach Point GP disclaims beneficial ownership of such securities. Beach Point Advisors LLC (“Fund GP”) is the General Partner or Managing Member of each of the above listed Funds and Scott Klein and Carl Goldsmith are the members of the Fund GP and may be deemed to beneficially own the securities held by the Funds. Notwithstanding the foregoing, the Fund GP, Mr. Klein and Mr. Goldsmith each disclaims beneficial ownership of the securities held by the Funds except to the extent of its or his respective pecuniary interest therein.

(2) All percentages in this Schedule 13G/A are based on 144,273,178 shares of common stock outstanding as of March 15, 2023, based on the Form 10-K filed by the Issuer for the year ended December 31, 2022.

CUSIP No. 88105P103		Schedule 13G
1		NAME OF REPORTING PERSON Beach Point SCF XI LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 802,877 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 802,877 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 802,877 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6% (2)
12		TYPE OF REPORTING PERSON PN

(1) The reported securities are owned by Beach Point SCF XI LP (“SCF XI”), Beach Point SCF IV LLC (“SCF IV”), Beach Point SCF Multi-Port LP (“SCF Multi”), BPC Opportunities Fund III LP (“Opportunities”), Beach Point Select Fund LP (“Select”), Beach Point Securitized Credit Fund LP (“Securitized”) and Beach Point TX SCF LP (“TX” and collectively with SCF XI, SCF IV, SCF Multi, Opportunities, Select and Securitized, the “Funds”). The Funds may be deemed a “group” for purposes of Section 13(d) of the Exchange Act but each disclaims membership in a group. Beach Point Capital Management LP (“BPCM”) is the investment manager of each of the Funds and Beach Point GP LLC (“Beach Point GP”) is the general partner of BPCM. BPCM is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, furnishes investment advice to certain clients (the "Clients"). In its role as investment adviser, BPCM possesses voting and investment power over the shares of Common Stock of the Issuer described in this schedule that are owned by the Clients, and may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer held by the Clients. However, all securities reported in this schedule are owned by the Clients. BPCM disclaims beneficial ownership of such securities. Beach Point GP is the sole general partner of BPCM. As a result, Beach Point GP may be deemed to share beneficial ownership of the shares of Common Stock of the Issuer held by the Clients. Beach Point GP disclaims beneficial ownership of such securities. Beach Point Advisors LLC (“Fund GP”) is the General Partner or Managing Member of each of the above listed Funds and Scott Klein and Carl Goldsmith are the members of the Fund GP and may be deemed to beneficially own the securities held by the Funds. Notwithstanding the foregoing, the Fund GP, Mr. Klein and Mr. Goldsmith each disclaims beneficial ownership of the securities held by the Funds except to the extent of its or his respective pecuniary interest therein.

(2) All percentages in this Schedule 13G/A are based on 144,273,178 shares of common stock outstanding as of March 15, 2023, based on the Form 10-K filed by the Issuer for the year ended December 31, 2022.

CUSIP No. 88105P103		Schedule 13G
1		NAME OF REPORTING PERSON Beach Point SCF IV LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 647,552 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 647,552 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 647,552 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4% (2)
12		TYPE OF REPORTING PERSON OO

(1) The reported securities are owned by Beach Point SCF XI LP (“SCF XI”), Beach Point SCF IV LLC (“SCF IV”), Beach Point SCF Multi-Port LP (“SCF Multi”), BPC Opportunities Fund III LP (“Opportunities”), Beach Point Select Fund LP (“Select”), Beach Point Securitized Credit Fund LP (“Securitized”) and Beach Point TX SCF LP ("TX" and collectively with SCF XI, SCF IV, SCF Multi, Opportunities, Select and Securitized, the “Funds”). The Funds may be deemed a “group” for purposes of Section 13(d) of the Exchange Act but each disclaims membership in a group. Beach Point Capital Management LP (“BPCM”) is the investment manager of each of the Funds and Beach Point GP LLC (“Beach Point GP”) is the general partner of BPCM. BPCM is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, furnishes investment advice to certain clients (the "Clients"). In its role as investment adviser, BPCM possesses voting and investment power over the shares of Common Stock of the Issuer described in this schedule that are owned by the Clients, and may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer held by the Clients. However, all securities reported in this schedule are owned by the Clients. BPCM disclaims beneficial ownership of such securities. Beach Point GP is the sole general partner of BPCM. As a result, Beach Point GP may be deemed to share beneficial ownership of the shares of Common Stock of the Issuer held by the Clients. Beach Point GP disclaims beneficial ownership of such securities. Beach Point Advisors LLC (“Fund GP”) is the General Partner or Managing Member of each of the above listed Funds and Scott Klein and Carl Goldsmith are the members of the Fund GP and may be deemed to beneficially own the securities held by the Funds. Notwithstanding the foregoing, the Fund GP, Mr. Klein and Mr. Goldsmith each disclaims beneficial ownership of the securities held by the Funds except to the extent of its or his respective pecuniary interest therein.

(2) All percentages in this Schedule 13G/A are based on 144,273,178 shares of common stock outstanding as of March 15, 2023, based on the Form 10-K filed by the Issuer for the year ended December 31, 2022.

CUSIP No. 88105P103		Schedule 13G
1		NAME OF REPORTING PERSON Beach Point SCF Multi-Port LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,312,605 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,312,605 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,312,605 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.9% (2)
12		TYPE OF REPORTING PERSON PN

(1) The reported securities are owned by Beach Point SCF XI LP (“SCF XI”), Beach Point SCF IV LLC (“SCF IV”), Beach Point SCF Multi-Port LP (“SCF Multi”), BPC Opportunities Fund III LP (“Opportunities”), Beach Point Select Fund LP (“Select”), Beach Point Securitized Credit Fund LP (“Securitized”) and Beach Point TX SCF LP (“TX” and collectively with SCF XI, SCF IV, SCF Multi, Opportunities, Select and Securitized, the “Funds”). The Funds may be deemed a “group” for purposes of Section 13(d) of the Exchange Act but each disclaims membership in a group. Beach Point Capital Management LP (“BPCM”) is the investment manager of each of the Funds and Beach Point GP LLC (“Beach Point GP”) is the general partner of BPCM. BPCM is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, furnishes investment advice to certain clients (the "Clients"). In its role as investment adviser, BPCM possesses voting and investment power over the shares of Common Stock of the Issuer described in this schedule that are owned by the Clients, and may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer held by the Clients. However, all securities reported in this schedule are owned by the Clients. BPCM disclaims beneficial ownership of such securities. Beach Point GP is the sole general partner of BPCM. As a result, Beach Point GP may be deemed to share beneficial ownership of the shares of Common Stock of the Issuer held by the Clients. Beach Point GP disclaims beneficial ownership of such securities. Beach Point Advisors LLC (“Fund GP”) is the General Partner or Managing Member of each of the above listed Funds and Scott Klein and Carl Goldsmith are the members of the Fund GP and may be deemed to beneficially own the securities held by the Funds. Notwithstanding the foregoing, the Fund GP, Mr. Klein and Mr. Goldsmith each disclaims beneficial ownership of the securities held by the Funds except to the extent of its or his respective pecuniary interest therein.

(2) All percentages in this Schedule 13G/A are based on 144,273,178 shares of common stock outstanding as of March 15, 2023, based on the Form 10-K filed by the Issuer for the year ended December 31, 2022.

CUSIP No. 88105P103		Schedule 13G
1		NAME OF REPORTING PERSON BPC Opportunities Fund III LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 6,709,601 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 6,709,601 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,709,601 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.6% (2)
12		TYPE OF REPORTING PERSON PN

(1) The reported securities are owned by Beach Point SCF XI LP (“SCF XI”), Beach Point SCF IV LLC (“SCF IV”), Beach Point SCF Multi-Port LP (“SCF Multi”), BPC Opportunities Fund III LP (“Opportunities”), Beach Point Select Fund LP (“Select”), Beach Point Securitized Credit Fund LP (“Securitized”) and Beach Point TX SCF LP ("TX" and collectively with SCF XI, SCF IV, SCF Multi, Opportunities, Select and Securitized, the “Funds”). The Funds may be deemed a “group” for purposes of Section 13(d) of the Exchange Act but each disclaims membership in a group. Beach Point Capital Management LP (“BPCM”) is the investment manager of each of the Funds and Beach Point GP LLC (“Beach Point GP”) is the general partner of BPCM. BPCM is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, furnishes investment advice to certain clients (the "Clients"). In its role as investment adviser, BPCM possesses voting and investment power over the shares of Common Stock of the Issuer described in this schedule that are owned by the Clients, and may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer held by the Clients. However, all securities reported in this schedule are owned by the Clients. BPCM disclaims beneficial ownership of such securities. Beach Point GP is the sole general partner of BPCM. As a result, Beach Point GP may be deemed to share beneficial ownership of the shares of Common Stock of the Issuer held by the Clients. Beach Point GP disclaims beneficial ownership of such securities. Beach Point Advisors LLC (“Fund GP”) is the General Partner or Managing Member of each of the above listed Funds and Scott Klein and Carl Goldsmith are the members of the Fund GP and may be deemed to beneficially own the securities held by the Funds. Notwithstanding the foregoing, the Fund GP, Mr. Klein and Mr. Goldsmith each disclaims beneficial ownership of the securities held by the Funds except to the extent of its or his respective pecuniary interest therein.

(2) All percentages in this Schedule 13G/A are based on 144,273,178 shares of common stock outstanding as of March 15, 2023, based on the Form 10-K filed by the Issuer for the year ended December 31, 2022.

CUSIP No. 88105P103		Schedule 13G
1		NAME OF REPORTING PERSON Beach Point Select Fund LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,903,279 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,903,279 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,903,279 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.3% (2)
12		TYPE OF REPORTING PERSON PN

(1) The reported securities are owned by Beach Point SCF XI LP (“SCF XI”), Beach Point SCF IV LLC (“SCF IV”), Beach Point SCF Multi-Port LP (“SCF Multi”), BPC Opportunities Fund III LP (“Opportunities”), Beach Point Select Fund LP (“Select”), Beach Point Securitized Credit Fund LP (“Securitized”) and Beach Point TX SCF LP ("TX" and collectively with SCF XI, SCF IV, SCF Multi, Opportunities, Select and Securitized, the “Funds”). The Funds may be deemed a “group” for purposes of Section 13(d) of the Exchange Act but each disclaims membership in a group. Beach Point Capital Management LP (“BPCM”) is the investment manager of each of the Funds and Beach Point GP LLC (“Beach Point GP”) is the general partner of BPCM. BPCM is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, furnishes investment advice to certain clients (the "Clients"). In its role as investment adviser, BPCM possesses voting and investment power over the shares of Common Stock of the Issuer described in this schedule that are owned by the Clients, and may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer held by the Clients. However, all securities reported in this schedule are owned by the Clients. BPCM disclaims beneficial ownership of such securities. Beach Point GP is the sole general partner of BPCM. As a result, Beach Point GP may be deemed to share beneficial ownership of the shares of Common Stock of the Issuer held by the Clients. Beach Point GP disclaims beneficial ownership of such securities. Beach Point Advisors LLC (“Fund GP”) is the General Partner or Managing Member of each of the above listed Funds and Scott Klein and Carl Goldsmith are the members of the Fund GP and may be deemed to beneficially own the securities held by the Funds. Notwithstanding the foregoing, the Fund GP, Mr. Klein and Mr. Goldsmith each disclaims beneficial ownership of the securities held by the Funds except to the extent of its or his respective pecuniary interest therein.

(2) All percentages in this Schedule 13G/A are based on 144,273,178 shares of common stock outstanding as of March 15, 2023, based on the Form 10-K filed by the Issuer for the year ended December 31, 2022.

CUSIP No. 88105P103		Schedule 13G
1		NAME OF REPORTING PERSON Beach Point Securitized Credit Fund LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 875,069 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 875,069 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 875,069 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6% (2)
12		TYPE OF REPORTING PERSON PN

(1) The reported securities are owned by Beach Point SCF XI LP (“SCF XI”), Beach Point SCF IV LLC (“SCF IV”), Beach Point SCF Multi-Port LP (“SCF Multi”), BPC Opportunities Fund III LP (“Opportunities”), Beach Point Select Fund LP (“Select”), Beach Point Securitized Credit Fund LP (“Securitized”) and Beach Point TX SCF LP ("TX" and collectively with SCF XI, SCF IV, SCF Multi, Opportunities, Select and Securitized, the “Funds”). The Funds may be deemed a “group” for purposes of Section 13(d) of the Exchange Act but each disclaims membership in a group. Beach Point Capital Management LP (“BPCM”) is the investment manager of each of the Funds and Beach Point GP LLC (“Beach Point GP”) is the general partner of BPCM. BPCM is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, furnishes investment advice to certain clients (the "Clients"). In its role as investment adviser, BPCM possesses voting and investment power over the shares of Common Stock of the Issuer described in this schedule that are owned by the Clients, and may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer held by the Clients. However, all securities reported in this schedule are owned by the Clients. BPCM disclaims beneficial ownership of such securities. Beach Point GP is the sole general partner of BPCM. As a result, Beach Point GP may be deemed to share beneficial ownership of the shares of Common Stock of the Issuer held by the Clients. Beach Point GP disclaims beneficial ownership of such securities. Beach Point Advisors LLC (“Fund GP”) is the General Partner or Managing Member of each of the above listed Funds and Scott Klein and Carl Goldsmith are the members of the Fund GP and may be deemed to beneficially own the securities held by the Funds. Notwithstanding the foregoing, the Fund GP, Mr. Klein and Mr. Goldsmith each disclaims beneficial ownership of the securities held by the Funds except to the extent of its or his respective pecuniary interest therein.

(2) All percentages in this Schedule 13G/A are based on 144,273,178 shares of common stock outstanding as of March 15, 2023, based on the Form 10-K filed by the Issuer for the year ended December 31, 2022.

CUSIP No. 88105P103		Schedule 13G
1		NAME OF REPORTING PERSON Beach Point TX SCF LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 875,069 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 875,069 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 875,069 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6% (2)
12		TYPE OF REPORTING PERSON PN

(1) The reported securities are owned by Beach Point SCF XI LP (“SCF XI”), Beach Point SCF IV LLC (“SCF IV”), Beach Point SCF Multi-Port LP (“SCF Multi”), BPC Opportunities Fund III LP (“Opportunities”), Beach Point Select Fund LP (“Select”), Beach Point Securitized Credit Fund LP (“Securitized”) and Beach Point TX SCF LP ("TX" and collectively with SCF XI, SCF IV, SCF Multi, Opportunities, Select and Securitized, the “Funds”). The Funds may be deemed a “group” for purposes of Section 13(d) of the Exchange Act but each disclaims membership in a group. Beach Point Capital Management LP (“BPCM”) is the investment manager of each of the Funds and Beach Point GP LLC (“Beach Point GP”) is the general partner of BPCM. BPCM is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, furnishes investment advice to certain clients (the "Clients"). In its role as investment adviser, BPCM possesses voting and investment power over the shares of Common Stock of the Issuer described in this schedule that are owned by the Clients, and may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer held by the Clients. However, all securities reported in this schedule are owned by the Clients. BPCM disclaims beneficial ownership of such securities. Beach Point GP is the sole general partner of BPCM. As a result, Beach Point GP may be deemed to share beneficial ownership of the shares of Common Stock of the Issuer held by the Clients. Beach Point GP disclaims beneficial ownership of such securities. Beach Point Advisors LLC (“Fund GP”) is the General Partner or Managing Member of each of the above listed Funds and Scott Klein and Carl Goldsmith are the members of the Fund GP and may be deemed to beneficially own the securities held by the Funds. Notwithstanding the foregoing, the Fund GP, Mr. Klein and Mr. Goldsmith each disclaims beneficial ownership of the securities held by the Funds except to the extent of its or his respective pecuniary interest therein.

(2) All percentages in this Schedule 13G/A are based on 144,273,178 shares of common stock outstanding as of March 15, 2023, based on the Form 10-K filed by the Issuer for the year ended December 31, 2022.

Item 1(a). Name of Issuer:

Terran Orbital Corporation

Item 1(b). Address of Issuer’s Principal Executive Offices:

6800 Broken Sound Parkway, Suite 200

Boca Raton, FL 33487

Item 2(a). Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	Beach Point Capital Management LP
2.	Beach Point GP LLC
3.	Beach Point Advisors LLC
4.	Scott Klein
5.	Carl Goldsmith
6.	Beach Point SCF XI LP
7.	Beach Point SCF IV LLC
8.	Beach Point SCF Multi-Port LP
9.	BPC Opportunities Fund III
10.	Beach Point Select Fund LP
11.	Beach Point Securitized Credit Fund LP
12.	Beach Point TX SCF LP

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

1620 26th Street, Ste. 6000N

Santa Monica, CA 90404

Item 2(c). Citizenship:

See responses to Item 4 on each cover page.

Item 2(d). Titles of Classes of Securities:

Common stock, par value $0.0001 per share.

Item 2(e). CUSIP Number:

88105P103

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4. Ownership

(a)	Amount beneficially owned:

The common stock reported as beneficially owned by BPCM, Beach Point GP, Fund GP, Scott Klein and Carl Goldsmith (collectively, “Beach Point”) in this Schedule 13G includes 13,126,052 shares of common stock consisting of the following:

•	SCF XI: 718,348 shares of common stock and 84,529 warrants;
•	SCF IV: 579,376 shares of common stock and 68,176 warrants;
•	SCF Multi: 1,174,410 shares of common stock and 138,195 warrants;
•	Opportunities: 6,003,194 shares of common stock and 706,407 warrants;
•	Select: 1,702,896 shares of common stock and 200,383 warrants;
•	Securitized: 782,939 shares of common stock and 92,130 warrants; and
•	TX: 782,939 shares of common stock and 92,130 warrants

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

While Beach Point Capital and Beach Point GP may each be deemed the beneficial owner of the shares of common stock of the Issuer, each of Beach Point Capital and Beach Point GP is the beneficial owner of such stock on behalf of the Funds who have the right to receive and the power to direct the receipt of the dividends from, or the proceeds of the sale of, such common stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Exhibit I.

Item 8. Identification and Classification of Members of the Group.

Each of the Funds may be deemed to be members of a group under Section 13(d) of the Exchange Act but each disclaims membership in a group.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2023

Beach Point Capital Management LP

/s/ Lawrence M. Goldman
By: Lawrence M. Goldman
Chief Administrative Officer and General Counsel	Date May 3, 2023

Beach Point GP LLC

/s/ Lawrence M. Goldman
By: Lawrence M. Goldman
Authorized Signatory	Date May 3, 2023

Beach Point Advisors LLC

/s/ Lawrence M. Goldman
By: Lawrence M. Goldman
Authorized Signatory	Date May 3, 2023

/s/ Scott Klein
By: Scott Klein	Date May 3, 2023

/s/ Carl Goldsmith
By: Carl Goldsmith	Date May 3, 2023

Beach Point SCF XI LP
By: Beach Point Capital Management LP, its Investment Manager

/s/ Lawrence M. Goldman
By: Lawrence M. Goldman
Chief Administrative Officer and General Counsel	Date May 3, 2023

Beach Point SCF IV LLC
By: Beach Point Capital Management LP, its Investment Manager

/s/ Lawrence M. Goldman
By: Lawrence M. Goldman
Chief Administrative Officer and General Counsel	Date May 3, 2023

Beach Point SCF Multi-Port LP
By: Beach Point Capital Management LP, its Investment Manager

/s/ Lawrence M. Goldman
By: Lawrence M. Goldman
Chief Administrative Officer and General Counsel	Date May 3, 2023

BPC Opportunities Fund III LP
By: Beach Point Capital Management LP, its Investment Manager

/s/ Lawrence M. Goldman
By: Lawrence M. Goldman
Chief Administrative Officer and General Counsel	Date May 3, 2023

Beach Point Select Fund LP
By: Beach Point Capital Management LP, its Investment Manager

/s/ Lawrence M. Goldman
By: Lawrence M. Goldman
Chief Administrative Officer and General Counsel	Date May 3, 2023

Beach Point Securitized Credit Fund LP
By: Beach Point Capital Management LP, its Investment Manager

/s/ Lawrence M. Goldman
By: Lawrence M. Goldman
Chief Administrative Officer and General Counsel	Date May 3, 2023

Beach Point TX SCF LP
By: Beach Point Capital Management LP, its Investment Manager

/s/ Lawrence M. Goldman
By: Lawrence M. Goldman
Chief Administrative Officer and General Counsel	Date May 3, 2023

EXHIBIT INDEX

Exhibit I - Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holdings Company or Control Person*

Exhibit II – Joint Filing Agreement*

*Previously filed.